One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

August 1, 2022

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus Total Return Fund Inc.
Amended Registration Statement Filed on Form N-2 (File Nos. 333-263245 and 811-05620)

Dear Ms. Dubey:

Thank you for your additional telephonic comments on July 29, 2022, regarding the above-captioned Registration Statement. This letter sets forth responses to those comments. The updated legal opinion requested in comment 1 will be filed via a POS EX, and the other changes, as applicable, will be made on Form 424 as requested.

1.	Comment:	Please revise the legal opinion submitted with the Registration Statement to delete the inappropriate assumption that the "total number of shares of common stock issued and outstanding will not exceed the total number of shares of common stock that the company is then authorized to issue." (See Staff Legal Bulletin 19 at II.B.3.a.) The revised opinion may be filed on Form POS EX.

Response:

The revised opinion that does not include the referenced assumption will be included as an exhibit to a Form POS EX. The second part of the second paragraph in the opinion stated: “Based on that examination, we advise you that in our opinion the Rights, and any Shares issued upon the exercise of such Rights offered by the Company, have been duly authorized and, assuming that upon any issuance of the Shares pursuant to the exercise of such Rights in accordance with the Registration Statement, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under its charter, when issued and delivered under the circumstances contemplated in the Registration Statement, will be legally issued, fully paid, and non-assessable.”

That language has been removed and replaced by a separate third paragraph that states: “Based on that examination, we advise you that (i) in our opinion the Rights have been duly authorized and, upon issuance of the Rights in the manner contemplated in the Registration Statement, the Rights will be legally issued, fully-paid and non-assessable; and (ii) and the Shares have been duly authorized and, upon exercise of the Rights in accordance with their terms, the Shares will be legally issued, fully-paid and non-assessable.”

2.	Comment:	On page 1, where there is a blank for the date the Offer was initially announced, please fill in March 2, 2022, as it appears later in the document.

Response:	The disclosure will be added as requested.

3.	Comment:	Given that the disclosure under Principal Strategies on page 7 does not identify some of the principal strategies disclosed in the summary section under “The Fund,” please include a sub-heading under “The Fund” that says, "Principal Investment Strategies" or "Principal Strategies."

Response:	The disclosure will be added as requested.

Securities distributed by VP Distributors, LLC

U.S. Securities and Exchange Commission

August 1, 2022

4.	Comment:	Please explain in your response letter why there is no principal risk factor describing Industrials Sector Risk or why including it is not appropriate or necessary.

Response:	We will add a principal risk factor describing the Industrials Sector Risk.

5.	Comment:	Your prior comment response number 15 says disclosure will be added to principal strategies to reflect asset-backed securities and mortgage-backed securities. The disclosure appears on page 27 but should also appear in the summary section earlier. Please add such disclosure to “The Fund” section starting on page 7.

Response:	The disclosure will be added as requested.

6.	Comment:	Your prior comment response number 23 says the “Investment Strategies/Restrictions” section has been reorganized into 3 sections: Principal Strategies, Additional Strategies and Investment Restrictions. Please revise the sub-headings which do not correspond to comment response, to consolidate them into single principal strategies or principal investment strategies heading or explain in your response why that is not necessary.

Response:	We will revise the sub-headings to be “Principal Investment Strategies,” “Additional Investment Strategies” and “Investment Restrictions.”

7.	Comment:	Under “Temporary Defensive Positions,” please revise the disclosure, “Under unusual market or economic conditions or for temporary defensive purposes…” to remove the word “or.”

Response:	The change will be made as requested.

8.	Comment:	The “Emerging Markets Risk” disclosure appears twice. Please consolidate so that it is a single risk factor.

Response:	The change will be made as requested.

9.	Comment:	Asset-backed securities appear as a principal investment strategy in the summary section, but “Asset-based Securities Risk” appears under “Additional Risks Associated with Investment Techniques and Fund Operations.” Please reconcile to reflect as either principal or additional for purposes of both the strategies and the risks.

Response:	Asset-backed securities are a principal investment strategy, so we will move the risk disclosure to the principal risks section.

U.S. Securities and Exchange Commission

August 1, 2022

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (310) 625-4407. Thank you.

Very truly yours,

Virtus Total Return Fund Inc.

By :	/s/ Jennifer Fromm
Name:	Jennifer Fromm
Title:	Vice President, Chief Legal Officer, Counsel and Secretary